UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-12378
Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Form 11-K
INDEX

Report of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2010 and 2009 and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
McLean, Virginia
June 28, 2011

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
(in thousands)

	December 31,
	2010	2009
Assets
Investments:
Plan interest in master trust, at fair value	$218,113	$207,744

Receivables:
Loans to participants	4,737	4,314
Employee contributions	6	7
Interest, dividends and other	37	6

Total receivables	4,780	4,327

Total assets	222,893	212,071

Liabilities
Due to participants	93	372

Total liabilities	93	372

Net assets reflecting all investments at fair value	222,800	211,699

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(152)	400

Net assets available for plan benefits	$222,648	$212,099

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2010
(in thousands)
Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$14,669
Interest and dividends	2,457

17,126

Contributions:
Employee	11,829
Employer	1,007
Rollovers	505

13,341

Total additions	$30,467

Deductions from net assets attributable to:

Benefits paid to participants	(19,897)
Administrative expenses	(21)

Total deductions	(19,918)

Net increase in assets available for plan benefits	10,549
Net assets available for plan benefits at beginning of year	212,099

Net assets available for plan benefits at end of year	$222,648

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Trust Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (VSDC) from 1% to 13% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $16.5 during 2010 and 2009. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for 2010 and 2009 was $5.5. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. The Company suspended its Company match program for the 2009 Plan Year. In 2010, the Company reinstated the match program and matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $1,007 in matching contributions during 2010. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually to all eligible active participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $77 in 2010 were allocated to participant accounts in 2011.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2010 and 2009. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest, which approximates fair value.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Gains or losses on sales of investments are based on the change in market values since the beginning of the Plan Year, or their acquisition date if purchased during the Plan Year.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, pooled separate accounts, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2 –	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the Fund) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

Level 3 –	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.
The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2010:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities — Small Cap	$7,684	$—	$—	$7,684
Domestic Equities — Mid Cap	15,829	—	—	15,829
Domestic Equities — Large Cap	65,181	—	—	65,181
International Equities	14,766	—	—	14,766
Life Cycle/Target Date Funds	28,712	—	—	28,712
Bond Funds	4,392	—	—	4,392

Subtotal	136,564	—	—	136,564
NVR, Inc. Common Stock	57,976	—	—	57,976
Investments in Common Collective Trusts	—	18,708	—	18,708
Other Common and Preferred Stock	3,240	—	—	3,240
Cash	1,625	—	—	1,625

Total	$199,405	$18,708	$—	$218,113

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2009:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities — Small Cap	$5,800	$—	$—	$5,800
Domestic Equities — Mid Cap	12,923	—	—	12,923
Domestic Equities — Large Cap	57,420	—	—	57,420
International Equities	13,945	—	—	13,945
Life Cycle/Target Date Funds	23,005	—	—	23,005
Bond Funds	3,977	—	—	3,977

Subtotal	117,070	—	—	117,070
NVR, Inc. Common Stock	64,602	—	—	64,602
Investments in Common Collective Trusts	—	21,516	—	21,516
Investments in Pooled Separate Accounts	61	—	—	61
Other Common Stock	1,471	—	—	1,471
Cash	3,024	—	—	3,024

Total	$186,228	$21,516	$—	$207,744

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2010 and 2009, refunds of $93 and $372, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 42% and 39% as of December 31, 2010 and 2009, respectively.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
The following table presents the investments in the master trust at fair value for all investments except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2010	2009
NVR, Inc. Common Stock	$317,008	$348,565
Investments in Registered Investment Companies	165,292	142,788
Investments in Common Collective Trusts	31,424	36,343
Investments in Pooled Separate Account	—	61
Other Common and Preferred Stock	3,798	1,559
Cash	1,817	3,363

Total	$519,339	$532,679

The interests of each the PSP and ESOP participating in the master trust investments at December 31, 2010 and 2009 were as follows:

	2010	2009
NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$301,378	$324,535
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	217,961	208,144

Investments in master trust	$519,339	$532,679

Net investment income for the master trust for the year ended December 31, 2010 was as follows:

Net investment loss due to depreciation of common and preferred stock	$(9,945)
Net investment gain due to appreciation in investments in Registered Investment Companies	19,532
Interest	230
Dividends	2,933

Net investment income in master trust	$12,750

The interest of each the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2010, was as follows:

NVR, Inc. and Affiliated Companies Employee Stock Ownership Plan	$(4,376)
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	17,126

Net investment income in master trust	$12,750

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
The fair value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

	December 31,
	2010	2009
Registered Investment Companies:
Fidelity Equity Inc. II Fund	$15,726	$14,353
Fidelity Growth Company Fund	24,183	20,043
Fidelity Diversified International Fund	14,413	13,621
Fidelity Balanced Fund	16,174	14,972

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (1)	$18,556	$21,916

Employer securities:
NVR, Inc. Common Stock	$57,976	$64,602

(1)	Investment amounts at contract value. The fair value of the investment was $18,708 and $21,516 at December 31, 2010 and 2009, respectively.
4.	Tax Status

The Plan received its latest determination letter on February 17, 2000 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying Trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to this fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 2.68% and 3.16% at December 31, 2010 and 2009, respectively. The average yield of the Fund based on interest rate credited to participants was 1.44% and 1.20% at December 31, 2010 and 2009, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7.	Parties-In-Interest

At December 31, 2010 and 2009, Plan investments of $137,675 and $124,326, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2010 and 2009, investments held by the Plan included 83,900 shares and 90,898 shares of NVR, Inc. common stock, with a fair value of approximately $57,976 and $64,602, respectively. These qualify as exempt parties-in-interest transactions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits (in thousands):

	December 31,
	2010	2009
Net assets available for plan benefits as reported in the financial statements	$222,648	$212,099
Fully benefit responsive investment contracts (a)	152	(400)
Deemed distributions (b)	(95)	(139)

Net assets available for plan benefits as reported in the Form 5500	$222,705	$211,560

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2010
(dollars in thousands)
The following is a reconciliation from the financial statements to the Form 5500 of total additions/income (in thousands):

Year ended
December 31, 2010
Total additions to plan assets as reported in the financial statements	$30,467
Fully benefit responsive investment contracts, prior year adjustment (a)	400
Fully benefit responsive investment contracts, current year adjustment (a)	152

Total additions to plan assets as reported in the Form 5500	$31,019

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants (in thousands):

Year ended
December 31, 2010
Benefit payments to participants as reported in the financial statements	$19,897
Deemed distributions, net	(44)

Benefit payments to participants as reported in the Form 5500	$19,853

(a)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.

(b)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are disregarded for reporting purposes within the 5500 but are reflected in the total loan balances for financial statement reporting purposes.

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or		Current
	similar party	Description of investment	Value
	Registered Investment Companies
*	Fidelity Growth Company	Registered investment company — 290,830 shares	$24,183
*	Fidelity Balanced Fund	Registered investment company — 887,199 shares	16,174
*	Fidelity Equity Inc. II	Registered investment company — 861,687 shares	15,726
*	Fidelity Diversified Int’l	Registered investment company — 478,059 shares	14,413
*	Fidelity Mid-Cap Stock Fund	Registered investment company — 360,750 shares	10,408
*	Fidelity Freedom Income	Registered investment company — 123,825 shares	1,397
*	Fidelity Freedom 2000	Registered investment company — 37,813 shares	451
*	Fidelity Freedom 2005	Registered investment company — 6,649 shares	72
*	Fidelity Freedom 2010	Registered investment company — 80,823 shares	1,098
*	Fidelity Freedom 2015	Registered investment company — 134,087 shares	1,520
*	Fidelity Freedom 2020	Registered investment company — 472,812 shares	6,520
*	Fidelity Freedom 2025	Registered investment company — 219,928 shares	2,534
*	Fidelity Freedom 2030	Registered investment company — 347,996 shares	4,792
*	Fidelity Freedom 2035	Registered investment company — 177,937 shares	2,041
*	Fidelity Freedom 2040	Registered investment company — 733,083 shares	5,872
*	Fidelity Freedom 2045	Registered investment company — 163,120 shares	1,548
*	Fidelity Freedom 2050	Registered investment company — 92,342 shares	866
*	Fidelity Total Bond	Registered investment company — 375,065 shares	4,021
	Spartan US Equity Index Fund	Registered investment company — 181,527 shares	8,074
*	Fidelity Low Priced Stock Fund	Registered investment company — 138,222 shares	5,305
	RS Sm Cap Growth A	Registered investment company — 83,785 shares	3,491
	ABF Sm Cap Val Inv	Registered investment company — 215,148 shares	4,176
	Aberdeen Int’l Equity	Registered investment company — 376 shares	5
	Alger Small Capital Class C	Registered investment company — 413 shares	3
	Amana Mutual Fund Trust Income	Registered investment company — 2,618 shares	83
	Amana Mutual Fund Trust Growth	Registered investment company — 6,089 shares	150
	Arisan International	Registered investment company — 2,097 shares	45
	Blackrock Health Sciences Port. CL C	Registered investment company — 1,529 shares	41
	Dodge & Cox International Stock Fund	Registered investment company — 1,339 shares	48
*	Fidelity New Market Income	Registered investment company — 2,713 shares	43
*	Fidelity Floating Rate High Income	Registered investment company — 536 shares	5
*	Fidelity Contrafund	Registered investment company — 107 shares	7
*	Fidelity High Income	Registered investment company — 8,979 shares	80
*	Fidelity Ginnie Mae	Registered investment company — 948 shares	11
*	Fidelity Strategic Income	Registered investment company — 471 shares	5
*	Fidelity Dividend Growth	Registered investment company — 481 shares	14

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or		Current
	similar party	Description of investment	Value
	Registered Investment Companies
*	Fidelity Leveraged Company Stock	Registered investment company — 486 shares	14
	American Fundamental Investors Class C	Registered investment company — 69 shares	3
	FPA Crescent Institutional	Registered investment company — 124 shares	3
	Fairholme Fund	Registered investment company — 117 shares	4
	Oakmark Fund	Registered investment company — 307 shares	13
	Heartland Value Plus	Registered investment company — 472 shares	14
	Hussman Strategic Total Return	Registered investment company — 436 shares	5
	Icon Materials	Registered investment company — 1,732 shares	20
	Icon Energy	Registered investment company — 1,543 shares	31
	Janus Strategic Value Fund	Registered investment company — 989 shares	14
	Janus Global Technology	Registered investment company — 3,085 shares	53
	Janus High Yield Bond	Registered investment company — 4,857 shares	44
	Janus Overseas	Registered investment company — 2,661 shares	135
	Matthews Asia Pacif Equity Income Fund	Registered investment company — 403 shares	6
	Matthews Pacific Tiger Fund	Registered investment company — 4,045 shares	95
	Matthews China Fund	Registered investment company — 227 shares	7
	Oppenheimer Int’l Diversified Fund CL N	Registered investment company — 1,048 shares	13
	Pimco Total Return Class D	Registered investment company — 13,968 shares	152
	Parnassus Workplace	Registered investment company — 607 shares	13
	Royce Value Fund	Registered investment company — 6,450 shares	82
	Scout Mid Cap	Registered investment company — 457 shares	6
	Vanguard Energy	Registered investment company — 118 shares	8
	Vanguard Specialized Gold & Prec Metals	Registered investment company — 473 shares	12
	Vanguard Windsor II	Registered investment company — 20,740 shares	532
	Vanguard Inflation Protected Secs	Registered investment company — 2,809 shares	36
	Yacktman Focused Fund	Registered investment company — 709 shares	13
	Annaly Mortgage Management Inc.	Registered investment company — 207 shares	4
	Enterprise Products PPtns. LP.	Registered investment company — 103 shares	4
	Suburban Propane Partners LP.	Registered investment company — 103 shares	6

			136,564
	Common Collective Trusts
*	Fidelity Managed Income Portfolio	Common collective trust — 18,556,268 shares	18,708

	Employer Securities
*	NVR, Inc.	NVR, Inc. common stock — 83,900 shares	57,976

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or		Current
	similar party	Description of investment	Value
	Common Stocks
	Frontline LTD	Shares of stock — 500 shares	13
	Fortescue Metal Grp LTD	Shares of stock — 107 shares	1
	AP Pharma Inc. Com. New	Shares of stock — 135 shares	—
	Avi Biopharma Inc.	Shares of stock — 1,200 shares	3
	Agnico Eagle Mines LTD	Shares of stock — 200 shares	15
	Alcoa Inc.	Shares of stock — 1,008 shares	16
	Altria Group Inc.	Shares of stock — 200 shares	5
	Apple Computer Inc.	Shares of stock — 80 shares	26
	Archer Daniels Midland	Shares of stock — 101 shares	3
	Baidu Com. Inc.	Shares of stock — 200 shares	19
	Bank of America Corp	Shares of stock — 15,546 shares	207
	Baxter Intl. Inc.	Shares of stock — 500 shares	25
	Berkshire Hathaway Inc	Shares of stock — 1,000 shares	80
	Blackrock Kelso Cap Corporation	Shares of stock — 103 shares	1
	Boeing Co	Shares of stock — 110 shares	7
	Boston Scientific	Shares of stock — 1,000 shares	8
	Brookfield Asset Management	Shares of stock — 500 shares	17
	Caterpillar Inc.	Shares of stock — 218 shares	20
	Cisco Sys. Inc.	Shares of stock — 2,000 shares	41
	Citigroup Inc.	Shares of stock — 225 shares	1
	Coca Cola Co.	Shares of stock — 210 shares	14
	Conforce Int’l Inc.	Shares of stock — 30,000 shares	15
	Constellation Energy Group	Shares of stock — 101 shares	3
	Crocs Inc.	Shares of stock — 657 shares	11
	Cypress Sharpridge Invts Inc.	Shares of stock — 209 shares	3
	Diageo Plc.	Shares of stock — 102 shares	8
	Dominion Resources Inc.	Shares of stock — 1,011 shares	43
	EMC Corp.	Shares of stock — 250 shares	6
	Exxon Mobile Corp.	Shares of stock — 1,072 shares	78
	Frontier Communications Corp.	Shares of stock — 125 shares	1
	Galloway Energy Co.	Shares of stock — 7 shares	—
	General Electric Co.	Shares of stock — 1,056 shares	19
	Genoil Inc.	Shares of stock — 20,000 shares	6
	Graco, Inc.	Shares of stock — 817 shares	32
	Greenhaven Continuous Commodity	Shares of stock — 2,000 shares	66
	Halliburton Co. Holding Co Family	Shares of stock — 836 shares	34
	Heinz H J Co.	Shares of stock — 204 shares	10
	Hormel George A & Co.	Shares of stock — 104 shares	5

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or		Current
	similar party	Description of investment	Value
	Common Stocks
	Illinois Tool Works	Shares of stock — 206 shares	11
	Intel Corp	Shares of stock — 3,591 shares	76
	Ishares Inc MSCI Singapore Index	Shares of stock — 227 shares	3
	Ishares Inc MSCI Switzerland Index	Shares of stock — 305 shares	8
	Ishares Trust Russell 3000 Index	Shares of stock — 1,005 shares	75
	Ishares Trust Dow Jones US Energy Sector	Shares of stock — 2,006 shares	78
	Ishares Trust S&P Smallcap 600 Index	Shares of stock — 1,507 shares	103
	Ishares Trust Dow Jones US Basic Materials	Shares of stock — 1,004 shares	78
	Joes Jeans Inc.	Shares of stock — 1,800 shares	3
	Johnson & Johnson	Shares of stock — 1,072 shares	66
	Legg Mason	Shares of stock — 373 shares	14
	Limelight Networks Inc.	Shares of stock — 750 shares	4
	McCormick & Co. Inc.	Shares of stock — 105 shares	5
	McDonalds Corp	Shares of stock — 185 shares	14
	Medtronic Inc.	Shares of stock — 543 shares	20
	Microsoft Corp.	Shares of stock — 1,611 shares	45
	Nike, Inc.	Shares of stock — 508 shares	43
	Novartis AG ADR	Shares of stock — 559 shares	33
	Pacific Webworks Inc.	Shares of stock — 6,380 shares	1
	Patterson Companies, Inc.	Shares of stock — 303 shares	9
	Petroleo Brasileiro SA	Shares of stock — 500 shares	19
	Pfizer Inc.	Shares of stock — 1,267 shares	22
	Powershares Global Water Port.	Shares of stock — 925 shares	18
	Procter & Gamble Co.	Shares of stock — 1,117 shares	72
	S&P 500 Depository Receipt	Shares of stock — 6,150 shares	773
	SPDR Gold TR Gold Shares	Shares of stock — 750 shares	104
	Sector SPDR TR SHS BEN Int. Technology	Shares of stock — 4,000 shares	101
	Sector SPDR TR SHS BEN Int. Utilitites	Shares of stock — 6,000 shares	188
	Sirius XM Radio Inc.	Shares of stock — 1,000 shares	2
	Skyworks Solutions Inc.	Shares of stock — 250 shares	7
	Sprint Corp.	Shares of stock — 500 shares	2
	Starbucks Corp.	Shares of stock — 203 shares	7
	Sysco Corp.	Shares of stock — 324 shares	10
	TFS Finl. Corp.	Shares of stock — 275 shares	3
	TEVA Pharmaceutical INDS LTD	Shares of stock — 1,023 shares	53
	UIL Hldg. Corp.	Shares of stock — 102 shares	3
	Unilever PLC	Shares of stock — 338 shares	10
	United States Nat. Gas Fd LP Unit	Shares of stock — 1,000 shares	6

PROFIT SHARING PLAN OF
NVR, INC. AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or		Current
	similar party	Description of investment	Value
	Common Stocks
	United Technologies Corp.	Shares of stock — 563 shares	44
	Unitedhealth Group	Shares of stock — 609 shares	22
	Vanguard Int’l Equity Index Fd Inc.	Shares of stock — 2,180 shares	105
	Verizon Communications	Shares of stock — 250 shares	9
	Visa Inc.	Shares of stock — 200 shares	14
	VU1 Corp.	Shares of stock — 310 shares	—
	Wal-Mart Stores Inc.	Shares of stock — 503 shares	27
	Wellpoint Inc.	Shares of stock — 60 shares	3
	Wells Fargo & Co.	Shares of stock — 1,035 shares	32
	Windstream Corp.	Shares of stock — 204 shares	3
	Put (BAC) Bank of America	Shares of stock — 70 shares	6
	Put (DIS) Walt Disney Co.	Shares of stock — 50 shares	—
	Put (MAR) Marriott Int’l	Shares of stock — 25 shares	—
	Put (PFE) Pfizer Inc.	Shares of stock — 40 shares	—
	Put (RYE) Ryland Group Inc.	Shares of stock — 25 shares	5
	Put (BP) BP Plc. Adr.	Shares of stock — 100 shares	2
	Call (GLD) Spdr. Gold Trust	Shares of stock — 8 shares	11

			3,234
	Preferred Stock
	Ford Motor Co.	Shares of stock — 250 shares	6

	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	1,625

*	Participant loans — other	Participant loans with various rates of interest from 4.25% to 10.50% and maturity dates through November 2025	4,642

			222,755

*	Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.
June 28, 2011

NVR, Inc.
By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm